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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-31567

CENTRAL PACIFIC FINANCIAL CORP.
(Exact name of registrant as specified in its charter)

220 SOUTH KING STREET, HONOLULU, HAWAII 96813
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

PREFERRED SHARE PURCHASE RIGHTS (1)
(Title of each class of securities covered by this Form)

Common Stock, no par value per share
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒

Rule 12g-4(a)(2)	☐

Rule 12h-3(b)(1)(i)	☐

Rule 12h-3(b)(1)(ii)	☐

Rule 15d-6	☐

Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 25, 2016	By:	/S/ GLENN K.C. CHING, EVP, GENERAL COUNSEL & SECRETARY

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

(1) The preferred share purchase fights (the "Rights") expired on February 18, 2016 pursuant to the terms of the Tax Benefits Preservation Plan, dated as of November 23, 2010, as amended on January 31, 2014, by and between Central Pacific Financial Corp. and Wells Fargo Bank, National Association, as Rights Agent.

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SEC 2069 (08-11)	number.